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                         [Dewey Ballantine Letterhead]



August 10, 1999

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  LifePoint Hospitals, Inc. (CIK No. 0001074772)
     Request for Withdrawal of Registration Statement on Form S-4
     Registration No. 333-84755-02

Ladies and Gentleman:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, we hereby request the withdrawal of the LifePoint Hospitals, Inc. (CIK No. 0001074772) registration statement on Form S-4 (file No. 333-84755-02), which was submitted to and accepted by the Securities and Exchange Commission on August 9, 1999 (Accession Number 0000950130-99-004629). Although LifePoint Hospitals, Inc. was not intended to be a part of this filing, the filing codes for LifePoint Hospitals, Inc. were inadvertently included in the related submission header. Therefore, we request that this Form S-4 filing be withdrawn from the Securities and Exchange Commission's database for the aforementioned co-registrant only. The remaining co-registrants were properly included in the filing and should not be withdrawn.

Sincerely,

/s/ Dewey Ballantine LLP